UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS OPTIMIZES ITS FINANCE STRUCTURE

ARNHEM, THE NETHERLANDS – April 10, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that it has reached agreement with a number of banks on new financing facilities. This involves a refinancing and centralization of nearly all group debt and bonding facilities. To date, the ARCADIS Group is financed locally and cash management is decentralized. This situation was suboptimal. By arranging financing centrally, the Company can create the ability to reduce financing charges, while creating greater financial flexibility when pursuing acquisitions.

The new centralized finance structure consists of three components, all of which have been closed at market rates.

A term loan of USD 90 million

This loan has been used to retire the bridge loan that was taken in relation to the acquisition of Blasland, Bouck & Lee (BBL) at the end of September 2005. Half of this loan matures after five years, the other half after seven years. ABN AMRO Bank NV, ING Wholesale Banking and Rabobank participate in the term loan for equal parts.

Uncommitted multicurrency facilities of € 100 million

These facilities have been provided by four banks: ABN AMRO Bank NV, BNP Paribas, ING Wholesale Banking and Rabobank. It will be used for financing of working capital.

An uncommitted bonding facility of € 50 million

This uncommitted bonding facility has been awarded to ABN AMRO Bank NV.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: April 12, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board